FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated December 18, 2007 – Logan Resources Ltd. Completes First Tranche of Financing With Mineralfields Group

2.

News Release dated December 20, 2007 – Logan Resources Completes Second Tranche of Financing

3.

News Release dated December 20, 2007 – International KRL Resources and Logan Resources Provide Update On Turning River U-Ni Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: December 21, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

December 18, 2007

LOGAN RESOURCES COMPLETES FIRST TRANCHE OF FINANCING
WITH THE MINERALFIELDS GROUP

NOT FOR DISSEMINATION IN THE UNITED STATES OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Vancouver – December 18, 2007 - Logan Resources Ltd. (the “Company”) (TSXV:LGR) is pleased to announce completion of the first tranche of a private placement consisting of 6,250,000 flow-through units (“FT Units”) at a price of $0.40 per FT Unit and 571,428 non-flow-through units (“NFT Units”) at a price of $0.35 per NFT Unit for aggregate gross proceeds of $2,700,000.

Each FT Unit consists of one flow-through common share in the capital of the Company and one-half of one share purchase warrant (a “FT Warrant”). Each whole FT Warrant entitles the holder to purchase one non-flow-through common share at $0.50 per share for 18 months.  Each NFT Unit consists of one non-flow through common share in the capital of the Company and one share purchase warrant (a “NFT Warrant”). Each NFT Warrant entitles the holder to purchase one non-flow-through common share at $0.45 per share for 18 months.  The first tranche of the financing was arranged by the MineralFields Group.

The Company paid a finder’s fee in connection with the financing consisting of $116,000 in cash, 250,000 common shares and issued 125,000 warrants which entitle the holder to purchase one non-flow-through common share at $0.50 per share for 18 months.  The proceeds from the sale of the FT Units will be used to incur qualifying expenses on the Company’s Canadian mineral properties.

“We are pleased to continue working with the MineralFields Group again this year” said Seamus Young, President and CEO.  “They have recognized and supported the potential of our Company and our projects. This funding will facilitate an extensive exploration program in the Yukon and enable the Company to meet its strategic exploration milestones for the season ahead.”

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Seamus Young, President & CEO

syoung@loganresources.ca

T: 604-689-0299 x 223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar)on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK(USA): LGREF

Thursday December 20, 2007

LOGAN RESOURCES COMPLETES SECOND TRANCHE OF FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Vancouver – December 20, 2007 - Logan Resources Ltd. (the “Company”) (TSXV:LGR) is pleased to announce completion of the second and final tranche of a private placement consisting of 1,250,000 flow-through units (“FT Units”) at a price of $0.40 per FT Unit and 100,000 non-flow-through units (“NFT Units”) at a price of $0.35 per NFT Unit for aggregate gross proceeds of $535,000.

Each FT Unit consists of one flow-through common share in the capital of the Company and one-half of one share purchase warrant (a “FT Warrant”). Each whole FT Warrant entitles the holder to purchase one non-flow-through common share at $0.50 per share for 18 months.  Each NFT Unit consists of one non-flow through common share in the capital of the Company and one share purchase warrant (a “NFT Warrant”). Each NFT Warrant entitles the holder to purchase one non-flow-through common share at $0.45 per share for 18 months.

The Company paid finder’s fees in connection with the financing consisting of $22,120 in cash, 49,000 common shares and issued 24,500 warrants which entitle the holder to purchase one non-flow-through common share at $0.50 per share for 18 months.  The proceeds from the sale of the FT Units will be used to incur qualifying expenses on the Company’s Canadian mineral properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Seamus Young, President & CEO

syoung@loganresources.ca

T: 604-689-0299 x 223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK(USA): LGREF

Thursday December 20, 2007

INTERNATIONAL KRL RESOURCES AND LOGAN RESOURCES PROVIDE UPDATE ON TURN RIVER U-Ni PROJECT

Vancouver, BC – December 20, 2007 – International KRL Resources Corp. (TSXV:IRK) and Logan Resources Ltd. (TSXV:LGR) today announced that a finder’s fee has been paid in conjunction with the Turn River option agreement. International KRL Resources and Logan Resources granted Longview Capital Partners the option to earn a 50% interest in their Turn River uranium-nickel project in the Yukon for CDN$15 million in staged exploration expenditures. (See news release September 18, 2007)

Finder’s fees were paid by both companies in the form of shares to Mr. Tim Young which consisted of 103,000 common shares paid by International KRL Resources Corp. and 58,000 common shares paid by Logan Resources Ltd.

In addition, the companies report that airborne radiometric and magnetic geophysical surveys have been conducted over most of the project area. Interpretation of the geophysical information obtained is underway and will be announced when complete.

On Behalf of the Board of International KRL Resources Corp. & Logan Resources Ltd.

“Seamus Young”

--------------------

Seamus Young

President and CEO

For more information on International KRL Resources Corp, please visit www.krl.net, or call the Company at (604) 689 - 0299.

For more information on Logan Resources Ltd, please visit www.loganresources.ca, or call the Company at (604) 689 - 0299.

Statements in this news release, other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute Forward-looking statements. Such statements are based on numerous assumptions and are subject to all the risks and uncertainties inherent in the Company’s business, including risks related to mineral exploration and development. Consequently, actual results may vary materially from those described in the forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.